Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

November 23, 2015

VIA: EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Ivan Griswold, Esq.

RE:	Frontier Digital Media Group, Inc.; Registration Statement on Form S-1/A1 Filed July 9, 2015 SEC File No. 333-205571

Dear Mr. Griswold:

Filed electronically on behalf of Frontier Digital Media Group, Inc. (the “Registrant” or “Company”) is Amendment No. 2 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of October 30, 2015. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

General

1.       The Amendment has been revised to include disclosure that the Company is a “shell” company pursuant to Rule 405 of the Securities Act. See the cover page to the Prospectus, pages 19-20, 29-30 and 39-40.

Our principal financial and account officer…

(page 6)

2.       The relevant disclosure in the Amendment has been revised to disclose that Ms. Dunda has no experience as a principal financial and accounting officer and to remove any reference to mitigating factors as per the comment.

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Dilution

(page 12)

3.       The Dilution table has been updated to reflect the applicable dilution as of September 30, 2015. See page 22.

Directors, Executive Officers, Promoters and Control Persons

(page 29)

4.       All references to any conflict of interest have been deleted in the Amendment and the prior disclosure relating to this issue has not been reinserted, as upon reflection there does not appear to be such a conflict.

Security Ownership of Certain Beneficial Owners and Management

(page 31)

5.       All disclosure relating to the prior issuance of the convertible note(s) in favor of Venture Vest has been revised to reflect that these notes are no longer convertible. To insure proper disclosure, the Amendment explains that these notes were previously convertible, but have been amended to eliminate this right. See pages 32, 33, 35 and 40.

Certain Relationships and Related Transactions

(page 32)

6.       All related parties have been named in the Amendment, including the nature of their respective relationship with the Company and its officers and directors. See page 40.

Exhibit 10.3

7.       The Subscription Agreement has been amended to reflect the accurate sales price of $0.05. See page 1 of the Subscription Agreement.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm

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